UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of  August 2004

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐   40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:                         ☐                                    No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: August 9, 2004

SIERRA WIRELESS, INC.

SECOND QUARTER REPORT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004

US GAAP

SIERRA WIRELESS, INC.

CHAIRMAN’S MESSAGE

TO OUR SHAREHOLDERS

We set the bar still higher in the second quarter with revenue of $51.6 million, net earnings of $6.0 million and positive cash flow from operations. These are record results for Sierra Wireless, and represent our eighth consecutive quarter of profitable growth and positive cash flow.  Our financial results are now meeting or exceeding our key long-term business model objectives approximately a year earlier than expected.

Results for Q2 2004 Compared to Q2 2003

For the three months ended June 30, 2004, our revenues climbed 149% to $51.6 million, from $20.7 million in the second quarter of 2003.  The revenue result was fueled by strong demand for our PC Card, embedded module and mobile product lines, particularly in North American markets.

Our gross margin increased to $20.9 million, or 40.5% of revenue, compared to $8.3 million, or 40.2% of revenue, in the comparable period in 2003.  Strong PC card and mobile product margins offset the impact of lower-margin OEM products.

Second quarter operating expenses were $13.5 million, compared to $7.5 million for the same period in 2003.  The increase in operating expenses is due to increased revenue, our acquisition of AirPrime, Inc. in August 2003, and costs related to the development of new products, including EDGE and the Voq Professional Phone.

Net earnings for the second quarter increased to $6.0 million (diluted earnings per share of $0.23), from $0.9 million (diluted earnings per share of $0.05) in the second quarter of 2003.  Adjusted to exclude an additional Metricom recovery of $0.15 million in the second quarter of 2004, net earnings were $5.9 million (diluted earnings per share of $0.22), compared to $0.6 million (diluted earnings per share of $0.04). Net earnings for the second quarter of 2004 also include a foreign exchange loss of approximately $0.3 million.

Q2 2004 Results Compared to Guidance

Second quarter revenue of $51.6 million exceeded our guidance range of $48 to$50 million. Gross margin was 40.5%, higher than our guidance range of 39.0% to 40.0%. Our net earnings of $6.0 million (diluted earnings per share of $0.23) exceeded our guidance range of net earnings between $4.0 and $4.3 million (diluted earnings per share of $0.15 to $0.16), while our cash flow from operations was $8.2 million, consistent with our guidance of positive cash flow.

Business Developments

Second quarter highlights included a number of business and corporate developments:

Progress on Products for CDMA 2000 Networks and Channels:

•      We received new orders from Audiovox Communications Corporation for an additional supply of our PC5220 Wireless Wide Area Network 1xEV-DO PC Cards. The new orders total approximately $29.0 million with deliveries expected to begin in the third quarter of 2004, and extend into the fourth quarter of 2004.

•      Together with Sprint, we announced the commercial availability of the Sprint PCS Connection Card by Sierra Wireless (PC 3300) for use on the enhanced Sprint Nationwide PCS Network. Optimized for superior laptop performance, the Sprint PCS Connection Card model PC3300 offers mobile customers fast and reliable wireless data access to the Internet, email and other corporate applications from laptop computers.

•      We announced that VeriFone, Inc., a worldwide leader in electronic payment solutions, selected the Sierra Wireless EM3420, a CDMA2000 1X embedded wireless module, to wirelessly enable VeriFone’s Omni family of wireless point-of-sale terminals. This high-speed, always-on family of terminals allows mobile retailers to execute secure debit and credit card transactions anywhere there is CDMA2000 1X coverage.

•      Alaska Communications Systems Group, Inc. announced the introduction of Wireless Broadband Access.  The new broadband wireless data service is based on CDMA 1xEV-DO and utilizes a Sierra Wireless AirCard® 580 wireless wide area network PC card and a laptop.

Progress on Products for GSM/GPRS/EDGE Networks and Channels:

•      We signed an agreement with Adino Telecom Limited, India’s premier broadband solutions company, to distribute the Sierra Wireless AirCard 750 PC Card, the rugged MP 750 GPS modem, and our new AirCard 775 PC Card to customers in India.  The AirCard 750 and MP 750 operate on GSM and GPRS networks, while the AirCard 775 is for use on EDGE networks.

Progress on the Voq Professional Phone™:

•      Our new Voq Professional Phone, a Microsoft Windows Mobile™-based SmartPhone, began commercially shipping to KPN in Europe at the end of the second quarter.

•      We set the stage for the Voq Professional Phone’s entry into Asia, gaining regulatory approval from Singapore’s Infocomm Development Authority and extending our agreement with Network Electronics S.E.A. Pte Ltd to sell and distribute the Voq Professional Phone in this market. The Voq professional phone will be available in Singapore in the third quarter of 2004 for use on GSM/GPRS networks.

•      The Voq Professional Phone was awarded the Excellence in Product Innovation Award from the British Columbia Technology Industries Association. The annual award acknowledges a superior innovation or discovery in advanced technology and demonstrates an alternative solution or a next stage development in technology.

•      Shortly after quarter end, we announced distribution agreements with Brightpoint and Cellstar to distribute the Voq Professional Phone in the North American market. In addition, we announced network approval for the Voq on the AT&T Wireless GSM/GPRS network. We expect to begin US commercial shipments early in the third quarter.

Other:

•      Given the continuing success of the integration of AirPrime, we consented to the early release of approximately 0.5 million shares in lock-up. The release date was originally scheduled for November 12, 2004, but will now be moved to August 12, 2004.  The lock-up relates to our issuance of common shares when we acquired AirPrime, Inc. in August 2003. Certain shareholders receiving those common shares were subject to escrow and lock-up provisions. The release of escrow shares remains unchanged.

Outlook

We are delighted with our second quarter results, and anticipate continued revenue and earnings growth in the third quarter.  Enterprise spending on wireless communications remains robust, demand for Sierra Wireless products remains strong, and our Voq Professional Phone and new EDGE/GPRS products are poised to begin building on our strong results in the months ahead.

Internally, we continue to support our longer-term prospects with new product and market development.  Our business operating premise remains profitable growth.

/s/ David B. Sutcliffe

David B. Sutcliffe
Chairman and Chief Executive Officer

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, supply and market new products which we do not produce today and that meet defined specifications. When used in this report, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of July 21, 2004, has been prepared in accordance with United States generally accepted accounting principles (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide highly differentiated wireless solutions worldwide.  We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones.  Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, portable computing and the Internet, each of which we believe represents a growing market.  Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless communications service providers.

Our products are primarily used by businesses and government organizations to enable their employees access to a wide range of wireless data applications including Internet access, e-mail, messaging, corporate intranet access, remote database inquiry and computer aided dispatch.  We sell our products directly to end-users and through indirect channels, including wireless operators, resellers and OEMs.

Beginning in fiscal 2001, there was a slowdown in enterprise spending and an overall economic slowdown that impacted our business.  The trend intensified during fiscal 2002 and continued into fiscal 2003.  Reasons for the market deterioration included a general economic slowdown, customer bankruptcies, network build-out delays and limited availability of capital.  During the latter part of 2003 and the first quarter of 2004, we experienced stronger than expected demand.

During the second quarter of 2004, our revenue increased 148.8% to $51.6 million, compared to $20.7 million in the second quarter of 2003, as a result of strong revenue from our PC card, OEM and mobile products, including products formerly sold by AirPrime.  Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 94%, 3% and 3%, respectively, of our total revenue in the second quarter of 2004 and 50%, 24% and 26%, respectively, in the same period of 2003.  Our North American business has increased significantly compared to the prior year as a result of strong sales of our PC card, OEM and mobile products to North American customers.  Our North American business continues to be dominated by customer demand on channels rather than on long-term, large volume commitments. In Europe, sales of UMTS products have been gaining momentum and have negatively affected our GSM/GPRS sales in that region because we do not have a UMTS product yet.

Operating expenses were $13.5 million in the second quarter of 2004 and increased from $7.5 million in the prior year due to increased revenue, the acquisition of AirPrime, Inc. in August 2003, and costs related to the development of new products, including EDGE and the Voq professional phone.

Net earnings were $6.0 million, or diluted earnings per share of $0.23, in the second quarter of 2004, compared to $0.9 million, or diluted earnings per share of $0.05, in the same period of 2003.  Our improvement in net earnings was attributable to the increase in revenue, strong margins and operating cost control.

Our balance sheet remains strong, with $121.8 million of cash and short and long-term investments, compared to $109.7 million at December 31, 2003.  During the second quarter of 2004, we generated $8.2 million in cash from operations, compared to $2.9 million in the same period of 2003.

Results of Operations

The following table sets forth our operating results for the three and six months ended June 30, 2004, expressed as a percentage of revenue:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	59.5	59.8	59.5	60.2
Gross margin	40.5	40.2	40.5	39.8
Expenses
Sales and marketing	8.5	12.5	9.2	13.0
Research and development, net	11.6	14.2	11.5	13.9
Administration	4.9	7.0	4.9	7.5
Amortization	1.1	2.6	1.3	2.7
	26.1	36.3	26.9	37.1
Earnings from operations	14.4	3.9	13.6	2.7

Other income	—	0.8	—	0.6
Net income before income taxes	14.4	4.7	13.6	3.3

Income tax expense	2.7	0.3	2.2	0.2
Net income	11.7%	4.4%	11.4%	3.1%

Our revenue by product, by distribution channel and by geographical region is as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Revenue by product
PC card	55%	82%	53%	81%
OEM	32	10	37	11
Mobile	10	4	8	5
Voq	1	—	—	—
Other	2	4	2	3
	100%	100%	100%	100%

Revenue by distribution channel
Wireless carriers	27%	47%	30%	48%
OEM	32	12	38	13
Resellers	41	40	32	38
Direct and other	—	1	—	1
	100%	100%	100%	100%

Revenue by geographical region
Americas	94%	50%	93%	55%
Europe	3	24	4	20
Asia-Pacific	3	26	3	25
	100%	100%	100%	100%

Results of Operations – Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

Revenue

Revenue amounted to $51.6 million for the three months ended June 30, 2004, compared to $20.7 million in the same period of 2003, an increase of 148.8%. Included in our revenue was research and development funding of $0.7 million, compared to nil in 2003. The increase in revenue was due primarily to an increase in sales of our PC card, OEM and mobile products, including sales of products formerly sold by AirPrime.  At the end of the second quarter of 2004, we also commenced commercial shipment of the Voq professional phone through our European distribution channel. As a percentage of revenue, we expect that PC card and Voq product revenue will increase and that OEM product revenue will decrease.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 94%, 3% and 3%, respectively, of our total revenue in the second quarter of 2004 and 50%, 24% and 26%, respectively, in the same period of 2003.  Our North American business has increased significantly compared to the prior year as a result of strong sales of our PC card, OEM and mobile products to North American customers.  In Europe, sales of UMTS products have been gaining momentum and have negatively affected our GSM/GPRS sales in that region because we do not have a UMTS product yet.  We expect that North American sales will continue to be strong due to PC card and OEM sales and the addition of new products, such as the Voq professional phone and EDGE products.  For similar reasons, we expect European revenue to increase as well.  In the second quarter of 2004, three customers individually accounted for more than 10% of our revenue and in aggregate these three customers represented 64% of our revenue.

Gross margin

Gross margin amounted to $20.9 million in the second quarter of 2004, compared to $8.3 million in the second quarter of 2003. Included in our gross margin was research and development funding of $0.7 million in 2004, compared to nil in 2003.  Our gross margin percentage was 40.5% of revenue for the three months ended June 30, 2004, compared to 40.2% of revenue for the three months ended June 30, 2003.  Strong PC card and mobile product margins offset the impact of OEM products that yield lower margins, resulting in a relatively consistent margin for the quarter.  During the second quarter of 2004, we sold $0.1 million of products that had a net book value after writedowns of nil.

We expect our gross margin to continue to fluctuate moderately from quarter to quarter as a result of changes in product mix, changes in geographical mix and changes in product cost due to new product introductions.

Sales and marketing

Sales and marketing expenses were $4.4 million in the second quarter of 2004, compared to $2.6 million in the same period of 2003, an increase of 69.3%.  The increase is due primarily to the addition of staff from the AirPrime acquisition and marketing costs related to the Voq professional phone.  Sales and marketing expenses as a percentage of revenue decreased to 8.5% in 2004, compared to 12.5% in 2003.  This decrease was due primarily to an increase in revenue.  We expect to continue to make significant and increased investments in sales and marketing as we introduce new products, such as the Voq professional phone and products for EDGE networks, and continue to expand our distribution channels in Europe and the Asia-Pacific region.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $6.0 million in the second quarter of 2004, compared to $2.9 million in the second quarter of 2003, an increase of 103.3%.

Gross research and development expenses, before government research and development funding, were $6.3 million or 12.3% of revenue in the second quarter of 2004, compared to $3.1 million, or 15.0% of revenue, in 2003.  Repayment of TPC funding of $0.5 million was included in our gross research and development funding in the second quarter of 2004, compared to nil in the same period of 2003.  Gross research and development expenses increased due to the addition of staff and projects from the AirPrime acquisition and the development of new products, including EDGE products and the Voq professional phone.  We expect our gross research and development expenses to continue to increase as we invest in next generation technology and develop new products.

Administration

Administration expenses amounted to $2.5 million, or 4.9% of revenue, in the second quarter of 2004, compared to $1.5 million, or 7.0% of revenue, in the same period of 2003.  The increase is due primarily to an increase in insurance costs and the addition of staff from the AirPrime acquisition, partially offset by an additional recovery from Metricom of $0.2 million.  We expect administration expenses to decrease as a percentage of revenue as revenue continues to increase.

Income tax expense

Income tax expense amounted to $1.4 million for the three months ended June 30, 2004, compared to $0.1 million for the three months ended June 30, 2003.  Income tax expense has increased primarily due to our increase in net earnings before tax.

Net earnings

Our net earnings amounted to $6.0 million, or diluted earnings per share of $0.23, in the second quarter of 2004, compared to net earnings of $0.9 million, or diluted earnings per share of $0.05, in the same period of 2003.  Excluding the Metricom recovery of $0.2 million, our net earnings for the second quarter of 2004 were $5.9 million, or diluted earnings per share of $0.22.

The weighted average diluted number of shares outstanding increased to 26.2 million in 2004 due to the issuance of shares in August 2003 related to the AirPrime acquisition and to our secondary public offering in November 2003, as compared to 16.8 million in 2003.

Results of Operations – Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Revenue

Revenue amounted to $93.2 million for the six months ended June 30, 2004, compared to $40.9 million in the same period of 2003, an increase of 128.0%. Included in our revenue was research and development funding of $0.9 million, compared to nil in 2003. The increase in revenue was due primarily to an increase in sales of our PC card, OEM and mobile products, including sales of products formerly sold by AirPrime.  During the first half of 2004, we also commenced commercial shipment of the AirCard 580 for CDMA 1xEV-DO networks, the AirCard 555R for CDMA networks in Asia, the MP555 for CDMA 1X and the Voq Professional Phone. As a percentage of revenue, we expect that PC card and Voq product revenue will increase and that OEM product revenue will decrease.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 93%, 4% and 3%, respectively, of our total revenue in the second quarter of 2004 and 55%, 20% and 25%, respectively, in the same period of 2003.  Our North American business has increased significantly compared to the prior year as a result of strong sales of our PC card, OEM and mobile products to North American customers.  In Europe, sales of UMTS products have been gaining momentum and have negatively affected our GSM/GPRS sales in that region because we do not have a UMTS product yet.  We expect that North American sales will continue to be strong due to PC card and OEM sales and the addition of new products, such as the Voq professional phone and EDGE products.  For similar reasons, we expect European revenue to increase as well.  In the first half of 2004, three customers individually accounted for more than 10% of our revenue and in aggregate these three customers represented 58% of our revenue.

Gross margin

Gross margin amounted to $37.7 million in the first half of 2004, compared to $16.3 million in the same period of 2003. Included in our gross margin was research and development funding of $0.9 million in 2004, compared to nil in 2003.  Our gross margin percentage was 40.5% of revenue for the six months ended June 30, 2004, compared to 39.8% of revenue for the six months ended June 30, 2003.  Strong PC card and mobile product margins offset the impact of OEM products that yield lower margins, resulting in a relatively stable margin for the six month period.  During the first half of 2004, we sold $0.2 million of products that had a net book value after writedowns of nil.

We expect our gross margin to fluctuate moderately from quarter to quarter as a result of changes in product mix, changes in geographical mix and changes in product cost due to new product introductions.

Sales and marketing

Sales and marketing expenses were $8.6 million for the six months ended June 30, 2004, compared to $5.3 million in the same period of 2003, an increase of 60.9%.  The increase is due primarily to the addition of staff from the AirPrime acquisition and marketing costs related to the Voq professional phone.  Sales and marketing expenses as a percentage of revenue decreased to 9.2% in 2004, compared to 13.0% in 2003.  This decrease was due primarily to an increase in revenue.  We expect to continue to make significant and increased investments in sales and marketing as we introduce new products, such as the Voq professional phone and products for EDGE networks, and continue to expand our distribution channels in Europe and the Asia-Pacific region.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $10.7 million for the six months ended June 30, 2004, compared to $5.7 million in the same period of 2003, an increase of 88.4%.

Gross research and development expenses, before government research and development funding, were $12.5 million or 13.4% of revenue in the first half of 2004, compared to $6.2 million or 15.1% of revenue in 2003.  Repayment of TPC funding of $0.8 million was included in our gross research and development funding in the first half of 2004, compared to nil in the same period of 2003.  Gross research and development expenses increased due to the addition of staff and projects from the AirPrime acquisition and the development of new products, including EDGE products and the Voq professional phone.  We expect our gross research and development expenses to continue to increase as we invest in next generation technology and develop new products.

During the first half of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.  The agreement is effective for development work commencing April 2003.  Funding of $1.8 million was recognized during the six months ended June 30, 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.  We expect that our TPC funding will be based on research and development work completed in each quarter.

Administration

Administration expenses amounted to $4.6 million, or 4.9% of revenue, for the six months ended June 30, 2004, compared to $3.1 million, or 7.5% of revenue, in the same period of 2003.  The increase is due primarily to an increase in insurance costs and the addition of staff from the AirPrime acquisition, partially offset by additional recoveries from Metricom of $0.4 million. We expect administration expenses to decrease as a percentage of revenue as revenue continues to increase.

Income tax expense

Income tax expense amounted to $2.1 million for the six months ended June 30, 2004, compared to $0.1 million for the six months ended June 30, 2003.  Income tax expense has increased primarily due to our increase in net earnings before tax.

Net earnings

Our net earnings amounted to $10.6 million, or diluted earnings per share of $0.41, for the six months ended June 30, 2004, compared to net earnings of $1.3 million, or diluted earnings per share of $0.08, for the same period of 2003.  Excluding the TPC funding of $1.1 million related to the 2003 period and the Metricom recoveries of $0.4 million, our net earnings for the first half of 2004 were $9.1 million, or diluted earnings per share of $0.35, compared to net earnings of $1.0 million, or diluted earnings per share of $0.06 for the first half of 2003.

The weighted average diluted number of shares outstanding increased to 26.1 million in 2004 due to the issuance of shares in August 2003 related to the AirPrime acquisition and to our secondary public offering in November 2003, as compared to 16.7 million in 2003.

Contingent Liabilities

During 2002, we executed a settlement agreement with Metricom, one of our U.S. customers, in a Chapter 11 reorganization under U.S. bankruptcy laws, under which all claims and counterclaims were settled.  We received the amount of $1.8 million that has been included in our net loss for 2002.  We also received additional recoveries of $0.3 million and $0.2 million that have been included in our second and third quarter net earnings for 2003, respectively, and $0.2 million and $0.2 million that have been included in our first and second quarter net earnings for 2004, respectively.

Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve.  We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the quarter ended June 30, 2004, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.   We consider the following factors when determining if collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory.

•                  We currently have intangible assets of $14.9 million and goodwill of $20.1 million generated from our acquisition of AirPrime in August 2003.  Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss.  We assessed the realizability of goodwill related to our reporting unit during the fourth quarter and determined that its fair value did not have to be re-computed because the components of the reporting unit had not changed since the fair value computation completed at August 12, 2003, the date of acquisition, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin, and no evidence exists to indicate that the current fair value of the reporting unit would be less than its current carrying amount.

•                  We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If we suffer a decrease in the quality of our products, we may increase our accrual.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant.  These assumptions are influenced by market conditions and the availability of similar space nearby.  If market conditions change, we will adjust our provision.

•                  We are engaged in certain legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.  We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities amounted to $13.5 million for the first six months of 2004, compared to cash provided by operating activities of $6.8 million in the same period of 2003, an improvement of $6.7 million.  The source of cash in 2004 primarily resulted from earnings from operations of $10.6 million adjusted for non-cash items, inventory levels and changes in other operating assets and liabilities of $2.9 million.  Our working capital has increased significantly from December 31, 2003 as a result of strong revenue and operating expense control.  Generally, our working capital requirements will increase or decrease with quarterly revenue levels.

Investing Activities

Cash provided by investing activities was $18.9 million for the six months ended June 30, 2004, compared to cash used by investing activities of $12.7 million during the same period in 2003.  The source of cash during the first half of 2004 was due primarily to the disposal of long-term investments that were re-invested in investments with maturities less than 90 days.  Expenditures on intangible assets were $1.6 million in 2004, compared to $1.3 million in 2003, and were primarily for license fees and patents.  Capital expenditures were $3.5 million in 2004, compared to $0.4 million in 2003, and were primarily for tooling, research and development equipment and software.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash provided by financing activities was $3.4 million in the first six months of 2004, compared to a use of cash of $1.1 million during the same period in 2003, an increase of $4.5 million.  The source of cash in 2004 was primarily from the issuance of common shares upon the exercise of stock options, offset slightly by repayments of our long-term obligations.

As of June 30, 2004, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

We expect our operations will generate positive net cash during fiscal 2004.

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below.  We believe our cash and cash equivalents of $106.1 million, short-term investments of $15.7 million as of June 30, 2004 and cash generated from operations will be sufficient to fund our expected working and other capital requirements for the next twelve months based on current business plans.  Our capital expenditures during 2004 are expected to be primarily for research and development equipment, tooling, licenses and patents.  However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of June 30, 2004:

Payments due in fiscal	Operating Leases	Obligations under Capital Leases	Total

2004	$1,384	$237	$1,621
2005	2,522	363	2,885
2006	2,516	50	2,566
2007	2,585	—	2,585
2008	2,599	—	2,599
Thereafter	5,029	—	5,029
Total	$16,635	$650	$17,285

We have entered into purchase commitments totaling $29.2 million with certain contract manufacturers under which we commit to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment require us to purchase $29.2 million of product from certain contract manufacturers between July 2004 and September 2004.

Sources and Uses of Cash

In November 2003, we completed a new issue and secondary public offering in the United States and Canada.  Our net proceeds after selling commissions and expenses of the offering amounted to approximately $67.4 million.  The net proceeds from the offering are to be used for product development, working capital and general corporate purposes, including acquisitions.

One of our significant sources of funds is expected to be our future operating cash flow. In the past, our revenue was dependent on us fulfilling our commitments in accordance with agreements with major customers. We have completed volume shipments on those contracts.  We are now relying on purchase orders with these customers and these customers, like our other customers, will be under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $121.8 million at June 30, 2004, compared to $85.1 million at December 31, 2003.

•                  Long-term investments amounted to nil at June 30, 2004, compared to $24.6 million at December 31, 2003.

•                  Accounts receivable amounted to $28.6 million at June 30, 2004, compared to $21.6 million at December 31, 2003.

•                  We have a $10.0 million operating line of credit with a Canadian chartered bank. The credit facility bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets.  At June 30, 2004, there were no borrowings under this line of credit.

Market Risk Disclosure

During the second quarter ended June 30, 2004, 90% of our revenue was earned from United States-based customers compared to 45.8% in the second quarter ended June 30, 2003. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the three and six months ended June 30, 2004, we have recorded a foreign exchange loss of approximately $0.3 million and $0.6 million, respectively.  As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing.  The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date.  We expect that, as our business expands in Europe, we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, therefore the impact of FAS No. 133 is not material to our financial results.

Related Party Transactions

During the three and six months ended June 30, 2004, there were no material related party transactions.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the ten most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2003 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Three months ended	March 31 2004	June 30 2004

Revenue	$41,641	$51,595
Cost of goods sold	24,839	30,680
Gross margin	16,802	20,915

Expenses:
Sales and marketing	4,173	4,386
Research and development, net	4,739	5,991
Administration	2,064	2,534
Amortization	636	563
	11,612	13,474
Earnings from operations	5,190	7,441
Other income (expense)	84	(40)
Earnings before income taxes	5,274	7,401
Income tax expense	704	1,384
Net earnings	$4,570	$6,017

Earnings per share:
Basic	$0.18	$0.24
Diluted	$0.18	$0.23

Weighted average number of shares (in thousands):
Basic	24,986	25,221
Diluted	26,027	26,248

	Quarter Ended				Year 2003
2003	March 31	June 30	Sept. 30	Dec. 31

Revenue	$20,150	$20,736	$26,250	$34,573	$101,709
Cost of goods sold	12,210	12,405	15,566	20,370	60,551
Gross margin	7,940	8,331	10,684	14,203	41,158

Expenses:
Sales and marketing	2,729	2,590	2,653	3,613	11,585
Research and development, net	2,749	2,947	4,677	5,621	15,994
Administration	1,617	1,451	1,331	2,198	6,597
Restructuring and other charges	—	—	1,220	—	1,220
Integration costs	—	—	1,026	921	1,947
Amortization	553	546	590	638	2,327
	7,648	7,534	11,497	12,991	39,670
Earnings (loss) from operations	292	797	(813)	1,212	1,488
Other income (expense)	104	167	(74)	768	965
Earnings (loss) before income taxes	396	964	(887)	1,980	2,453
Income tax expense	35	54	54	55	198
Net earnings (loss)	$361	$910	$(941)	$1,925	$2,255

Earnings (loss) per share:
Basic	$0.02	$0.06	$(0.05)	$0.09	$0.12
Diluted	$0.02	$0.05	$(0.05)	$0.08	$0.12

Weighted average number of shares (in thousands):
Basic	16,355	16,375	18,409	22,563	18,442
Diluted	16,718	16,754	18,409	23,383	18,989

	Quarter Ended				Year 2002
2002	March 31	June 30	Sept. 30	Dec. 31

Revenue	$16,700	$16,929	$21,083	$22,547	$77,259
Cost of goods sold	10,780	29,677	12,817	15,987	69,261
Gross margin	5,920	(12,748)	8,266	6,560	7,998

Expenses:
Sales and marketing	2,710	2,920	2,801	3,133	11,564
Research and development, net	4,801	4,615	3,217	2,263	14,896
Administration	1,973	1,837	1,331	(356)	4,785
Restructuring and other charges	—	13,093	—	(224)	12,869
Amortization	653	594	529	555	2,331
	10,137	23,059	7,878	5,371	46,445
Earnings (loss) from operations	(4,217)	(35,807)	388	1,189	(38,447)
Other income (expense)	(122)	96	124	149	247
Earnings (loss) before income taxes	(4,339)	(35,711)	512	1,338	(38,200)
Income tax expense	—	3,424	9	30	3,463
Net earnings (loss)	$(4,339)	$(39,135)	$503	$1,308	$(41,663)

Earnings (loss) per share:
Basic	$(0.27)	$(2.40)	$0.03	$0.08	$(2.56)
Diluted	$(0.27)	$(2.40)	$0.03	$0.08	$(2.56)

Weighted average number of shares (in thousands):
Basic	16,263	16,305	16,314	16,334	16,304
Diluted	16,263	16,305	16,539	16,733	16,304

Selected Annual Information

Years ended December 31,	2001	2002	2003

Revenue	$62,348	$77,259	$101,709
Net earnings (loss)	(24,269)	(41,663)	2,255
Diluted earnings (loss) per share	(1.50)	(2.56)	0.12
Total assets	110,724	71,089	175,868
Total long-term liabilities	2,720	6,590	3,735

Forward-looking Statements

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture, supply and market products that we do not produce today and that meet defined specifications.   When used in this report, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance.  Some of the risks we face are:

We have incurred net losses in the past and may not sustain profitability.

While we had earnings from operations for the year ended December 31, 2003, we have incurred a loss from operations in each of the previous three fiscal years.  As of June 30, 2004 our accumulated deficit was approximately $60.7 million. While we had net earnings of $10.6 million for the six months ended June 30, 2004, our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our products and the successful development and commercialization of new products.   We cannot predict if the current profitability will be sustainable on a quarterly or an annual basis.  As a result, our share price may decline.

If the current profitability does not continue, we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital though an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.  In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

•            Our ability to attract and retain skilled technical employees;

•            The availability of critical components from third parties;

•            Our ability to successfully complete the development of products in a timely manner; and

•            Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as the Voq professional phone, to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenue and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues.  In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues.  If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins.  If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a few third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier.  We currently rely on three manufacturers, any of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•            The absence of guaranteed manufacturing capacity;

•            Reduced control over delivery schedules, production yields and costs; and

•            Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our officers or other key employees has entered into a fixed-term employment agreement.  Our success depends in large part on the abilities and experience of our executive officers and other key employees.  Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry.  We may not be able to retain our current key employees or attract and retain additional key employees as needed.  The loss of key employees could disrupt our operations and impair our ability to compete effectively.

We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

The wireless industry is characterized by rapid technological change.  Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Competition from new or established wireless data communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours.  We also may introduce new products that will put us in direct competition with major new competitors.  Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels.

If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

We depend on third parties to offer wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties.  In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products.  If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.  These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies;

•            Higher than anticipated acquisition costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•            The difficulty and expense of integrating the operations and personnel of the companies;

•            Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•            The inability to implement uniform standards, controls, procedures and policies;

•            The loss of key employees and customers as a result of changes in management;

•            The incurrence of amortization expenses; and

•            Possible dilution to our shareholders.

In addition, geographic distances may make integration of businesses more difficult.  We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.  If realized, these risks could reduce shareholder value.

Others could claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.

It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

•            We may be liable for damages and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property;

•            We may have to license the intellectual property, incurring licensing fees; and

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

If we are successful in the design and development of our new products, and there is commercial acceptance of our products, such as the Voq Smartphone, others may claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm our reputation.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•            Undetected misappropriation of our intellectual property;

•            The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•            Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•            Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•            Uncertainties of laws and enforcement relating to the protection of intellectual property;

•            Language barriers; and

•            Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy, but we have purchased Canadian currency to cover our Canadian currency requirements for the next several fiscal quarters.  We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars.  We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.  To date, we have not entered into any futures contracts.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Revenue	$51,595	$20,736	$93,236	$40,886
Cost of goods sold	30,680	12,405	55,519	24,615
Gross margin	20,915	8,331	37,717	16,271

Expenses
Sales and marketing	4,386	2,590	8,559	5,319
Research and development, net	5,991	2,947	10,730	5,696
Administration	2,534	1,451	4,598	3,068
Amortization	563	546	1,199	1,099
	13,474	7,534	25,086	15,182
Earnings from operations	7,441	797	12,631	1,089

Other income (expense)	(40)	167	44	271
Earnings before income taxes	7,401	964	12,675	1,360
Income tax expense	1,384	54	2,088	89
Net earnings	6,017	910	10,587	1,271
Deficit, beginning of period	(66,739)	(73,203)	(71,309)	(73,564)
Deficit, end of period	$(60,722)	$(72,293)	$(60,722)	$(72,293)

Earnings per share for the period:
Basic	$0.24	$0.06	$0.42	$0.08
Diluted	$0.23	$0.05	$0.41	$0.08

Weighted average number of shares (in thousands)
Basic	25,221	16,375	25,103	16,365
Diluted	26,248	16,754	26,138	16,736

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Net earnings	$6,017	$910	$10,587	$1,271
Other comprehensive income
Unrealized gain on marketable securities	—	—	329	—
Reclassification adjustment	(329)	—	(329)	—
Comprehensive income	$5,688	$910	$10,587	$1,271

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	June 30, 2004	December 31, 2003
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$106,132	$70,358
Short-term investments (note 3)	15,657	14,760
Accounts receivable	28,638	21,566
Inventories	2,935	1,511
Prepaid expenses	3,226	2,223
	156,588	110,418

Long-term investments (note 3)	—	24,639
Fixed assets	8,217	5,985
Intangible assets	14,903	14,620
Goodwill	20,067	19,706
Deferred income taxes	500	500
Other assets	2,510	—
	$202,785	$175,868

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,837	$5,966
Accrued liabilities	34,909	22,221
Deferred revenue and credits	172	399
Current portion of long-term liabilities	984	1,328
Current portion of obligations under capital lease	430	141
	42,332	30,055

Long-term liabilities	1,862	2,266
Obligations under capital lease	242	—

Shareholders’ equity:
Share capital (note 4)	218,262	214,047
Warrants	1,538	1,538
Deficit	(60,722)	(71,309)
Accumulated other comprehensive loss	(729)	(729)
	158,349	143,547
	$202,785	$175,868

Contingencies (note 5)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Cash flows from operating activities:
Net earnings for the period	$6,017	$910	$10,587	$1,271
Adjustments to reconcile net earnings to net cash provided by operating activities
Amortization	1,538	1,383	3,168	2,721
Loss (gain) on disposal	9	2	(5)	2
Accrued warrants	—	161	—	329
Changes in operating assets and liabilities
Accounts receivable	(6,438)	(5,809)	(7,436)	(2,084)
Inventories	(839)	3,129	(1,424)	2,314
Prepaid expenses	(3,780)	115	(3,513)	121
Accounts payable	3,203	1,817	(129)	2,381
Accrued liabilities	8,550	1,407	12,472	(182)
Deferred revenue and credits	(78)	(173)	(227)	(69)
Net cash provided by operating activities	8,182	2,942	13,493	6,804

Cash flows from investing activities:
Business acquisitions	—	(792)	—	(792)
Proceeds on disposal	5	4	5	4
Purchase of fixed assets	(2,031)	(214)	(3,534)	(357)
Increase in intangible assets	(351)	(712)	(1,597)	(1,314)
Purchase of long-term investments	(4,358)	—	(21,369)	—
Proceeds on disposal of long-term investments	42,969	—	46,186	—
Purchase of short-term investments	(13,933)	(10,222)	(21,159)	(10,222)
Proceeds on maturity of short-term investments	12,472	—	20,364	—
Net cash provided by (used in) investing activities	34,773	(11,936)	18,896	(12,681)

Cash flows from financing activities:
Issue of common shares	1,021	—	4,215	41
Repayment of long-term liabilities	(445)	(702)	(830)	(1,158)
Net cash provided by (used in) financing activities	576	(702)	3,385	(1,117)

Net increase (decrease) in cash and cash equivalents	43,531	(9,696)	35,774	(6,994)
Cash and cash equivalents, beginning of period	62,601	37,543	70,358	34,841
Cash and cash equivalents, end of period	$106,132	$27,847	$106,132	$27,847

See supplementary cash flow information (note 6).

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

(Unaudited)

1.     Basis of presentation

The accompanying financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2003 Annual Report.

2.     Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for 2(c).

(a)  Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless Data, Inc., Sierra Wireless America, Inc. (formerly AirPrime, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

(b)  Stock-based compensation

We have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for our employee stock option plan been determined by this method, our net earnings (loss) and earnings (loss) per share would have been as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Net earnings (loss):
As reported	$6,017	$910	$10,587	$1,271
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,409)	(9,528)	(2,896)	(12,105)
Pro forma	$4,608	$(8,618)	$7,691	$(10,834)

Basic earnings (loss) per share:
As reported	$0.24	$0.06	$0.42	$0.08
Pro forma	0.18	(0.53)	0.31	(0.66)

Diluted earnings (loss) per share:
As reported	$0.23	$0.05	$0.41	$0.08
Pro forma	0.18	(0.53)	0.30	(0.66)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Expected dividend yield	—	—	—	—
Expected stock price volatility	99%	102%	99%	103%
Risk-free interest rate	3.76%	3.59%	3.54%	3.84%
Expected life of options	4 years	4 years	4 years	4 years
Weighted average fair value of options granted	$17.51	$2.89	$17.95	$2.69

(c)   Recent accounting pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“FAS 132”).  This statement establishes standards that require companies to provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information.  In addition to expanded annual disclosures, companies are required to report the various elements of pension and other postretirement benefit costs on a quarterly basis.  This statement is effective for fiscal years ending after December 15, 2003.  We have adopted FAS 132, as revised in 2003, which had no effect on our consolidated financial statements.

3.     Investments

Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003

Government treasury bills	$10,674	$11,827	$—	$—
Bankers acceptances	—	1,937	—	—
Commercial paper	4,983	996	—	—
Government bonds	—	—	—	24,639
	$15,657	$14,760	$—	$24,639

Our short-term investments all have contractual maturities of less than one year.

During the second quarter of 2004, we liquidated our bond portfolio and no significant gain or loss was realized.  At June 30, 2004 there were no significant unrealized holding gains or losses on available-for-sale securities.

4.     Share capital

Changes in the issued and outstanding common shares are as follows:

	Number of Shares	Amount

Balance at December 31, 2003	24,822,071	$214,047
Stock option exercises	335,835	3,194
Balance at March 31, 2004	25,157,906	217,241
Stock option exercises	123,839	1,021
Balance at June 30, 2004	25,281,745	$218,262

5.     Contingencies

(a)   Contingent liability on sale of products

(i)      Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)     Under certain research and development funding agreements, we are contingently liable to repay up to $3,267.  Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

(iii)    Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies.  Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004.  During the six months ended June 30, 2004, we claimed nil (2003 — $482) that has been recorded as a reduction of research and development expense.    During the three and six months ended June 30, 2004, we have recorded, in research and development expense, the repayment of $462 and $827, respectively.  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model.  The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.  As of June 30, 2004 no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.   The agreement is effective April 2003.  During the three and six months ended June 30, 2004, we have claimed $352 and $1,790, respectively, which has been recorded as a reduction of research and development expense.  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.

(iv)    We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2002	$1,163
Provisions	1,939
Increase due to acquisition	418
Expenditures	(1,179)
Balance, December 31, 2003	2,341
Provisions	380
Expenditures	(267)
Balance, March 31, 2004	2,454
Provisions	631
Expenditures	(220)
Balance, June 30, 2004	$2,865

(b)   Other commitments

We have entered into purchase commitments totaling $29.2 million with certain contract manufacturers under which we commit to buy a minimum amount of designated products between July 2004 and September 2004.    In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)   Legal proceedings

We are engaged in certain legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

6.     Supplementary information

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Cash received for
Interest	$544	$88	$763	$164
Income taxes	4	4	4	4
Cash paid for
Interest	2	19	5	44
Income taxes	192	48	248	62
Non-cash financing activities
Purchase of fixed assets funded by obligations under capital lease	613	—	613	113

7.     Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

SIERRA WIRELESS, INC.

SECOND QUARTER REPORT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004

CANADIAN GAAP

SIERRA WIRELESS, INC.

CHAIRMAN’S MESSAGE

TO OUR SHAREHOLDERS

We set the bar still higher in the second quarter with revenue of $51.6 million, net earnings of $4.6 million and positive cash flow from operations.

Results for Q2 2004 Compared to Q2 2003

For the three months ended June 30, 2004, our revenues climbed 149% to $51.6 million, from $20.7 million in the second quarter of 2003.  The revenue result was fueled by strong demand for our PC Card, embedded module and mobile product lines, particularly in North American markets.

Our gross margin increased to $20.8 million, or 40.4% of revenue, compared to $7.9 million, or 38.2% of revenue, in the comparable period in 2003.  Strong PC card and mobile product margins offset the impact of lower-margin OEM products.

Effective January 1, 2004, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants’ recommendations that require an estimate of the fair value of stock-based awards be charged to earnings.  The charge to earnings for compensation expense related to employee stock options was $1.4 million and $9.5 million for the three months ended June 30, 2004 and June 30, 2003, respectively.  The charge to earnings for the second quarter of 2004 decreased compared to the prior year because 2003 included the compensation expense related to the voluntary surrender of stock options.

Second quarter operating expenses were $14.8 million, compared to $16.6 million for the same period in 2003.  The decrease in operating expenses is due to a decrease in the compensation expense related to stock options, offset by an increase in operating expenses due to increased revenue, our acquisition of AirPrime, Inc. in August 2003, and costs related to the development of new products, including EDGE and the Voq Professional Phone.

Net earnings for the second quarter increased to $4.6 million (diluted earnings per share of $0.18), from a net loss of $8.6 million (loss per share of $0.53) in the second quarter of 2003.  Adjusted to exclude an additional Metricom recovery of $0.15 million in the second quarter of 2004, net earnings were $4.5 million (diluted earnings per share of $0.17), compared to a net loss of $8.9 million (loss per share of $0.54).  Net earnings for the second quarter of 2004 also include a foreign exchange loss of approximately $0.3 million.

Business Developments

Second quarter highlights included a number of business and corporate developments:

Progress on Products for CDMA 2000 Networks and Channels:

•  We received new orders from Audiovox Communications Corporation for an additional supply of our PC5220 Wireless Wide Area Network 1xEV-DO PC Cards. The new orders total approximately $29.0 million with deliveries expected to begin in the third quarter of 2004, and extend into the fourth quarter of 2004.

•  Together with Sprint, we announced the commercial availability of the Sprint PCS Connection Card by Sierra Wireless (PC 3300) for use on the enhanced Sprint Nationwide PCS Network. Optimized for superior laptop performance, the Sprint PCS Connection Card model PC3300 offers mobile customers fast and reliable wireless data access to the Internet, email and other corporate applications from laptop computers.

•  We announced that VeriFone, Inc., a worldwide leader in electronic payment solutions, selected the Sierra Wireless EM3420, a CDMA2000 1X embedded wireless module, to wirelessly enable VeriFone’s Omni family of wireless point-of-sale terminals. This high-speed, always-on family of terminals allows mobile retailers to execute secure debit and credit card transactions anywhere there is CDMA2000 1X coverage.

•  Alaska Communications Systems Group, Inc. announced the introduction of Wireless Broadband Access.  The new broadband wireless data service is based on CDMA 1xEV-DO and utilizes a Sierra Wireless AirCard® 580 wireless wide area network PC card and a laptop.

Progress on Products for GSM/GPRS/EDGE Networks and Channels:

•  We signed an agreement with Adino Telecom Limited, India’s premier broadband solutions company, to distribute the Sierra Wireless AirCard 750 PC Card, the rugged MP 750 GPS modem, and our new AirCard 775 PC Card to customers in India.  The AirCard 750 and MP 750 operate on GSM and GPRS networks, while the AirCard 775 is for use on EDGE networks.

Progress on the Voq Professional Phone™:

•  Our new Voq Professional Phone, a Microsoft Windows Mobile™ -based SmartPhone, began commercially shipping to KPN in Europe at the end of the second quarter.

•  We set the stage for the Voq Professional Phone’s entry into Asia, gaining regulatory approval from Singapore’s Infocomm Development Authority and extending our agreement with Network Electronics S.E.A. Pte Ltd to sell and distribute the Voq Professional Phone in this market. The Voq professional phone will be available in Singapore in the third quarter of 2004 for use on GSM/GPRS networks.

•  The Voq Professional Phone was awarded the Excellence in Product Innovation Award from the British Columbia Technology Industries Association. The annual award acknowledges a superior innovation or discovery in advanced technology and demonstrates an alternative solution or a next stage development in technology.

•  Shortly after quarter end, we announced distribution agreements with Brightpoint and Cellstar to distribute the Voq Professional Phone in the North American market. In addition, we announced network approval for the Voq on the AT&T Wireless GSM/GPRS network. We expect to begin US commercial shipments early in the third quarter.

Other:

•  Given the continuing success of the integration of AirPrime, we consented to the early release of approximately 0.5 million shares in lock-up. The release date was originally scheduled for November 12, 2004, but will now be moved to August 12, 2004.  The lock-up relates to our issuance of common shares when we acquired AirPrime, Inc. in August 2003. Certain shareholders receiving those common shares were subject to escrow and lock-up provisions. The release of escrow shares remains unchanged.

Outlook

We are delighted with our second quarter results, and anticipate continued revenue and earnings growth in the third quarter.  Enterprise spending on wireless communications remains robust, demand for Sierra Wireless products remains strong, and our Voq Professional Phone and new EDGE/GPRS products are poised to begin building on our strong results in the months ahead.

Internally, we continue to support our longer-term prospects with new product and market development.  Our business operating premise remains profitable growth.

/s/ David B. Sutcliffe

David B. Sutcliffe
Chairman and Chief Executive Officer

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, supply and market new products which we do not produce today and that meet defined specifications. When used in this report, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of July 21, 2004, has been prepared in accordance with United States generally accepted accounting principles (GAAP), with a reconciliation to Canadian GAAP.  Except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide highly differentiated wireless solutions worldwide.  We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones.  Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, portable computing and the Internet, each of which we believe represents a growing market.  Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless communications service providers.

Our products are primarily used by businesses and government organizations to enable their employees access to a wide range of wireless data applications including Internet access, e-mail, messaging, corporate intranet access, remote database inquiry and computer aided dispatch.  We sell our products directly to end-users and through indirect channels, including wireless operators, resellers and OEMs.

Beginning in fiscal 2001, there was a slowdown in enterprise spending and an overall economic slowdown that impacted our business.  The trend intensified during fiscal 2002 and continued into fiscal 2003.  Reasons for the market deterioration included a general economic slowdown, customer bankruptcies, network build-out delays and limited availability of capital.  During the latter part of 2003 and the first quarter of 2004, we experienced stronger than expected demand.

During the second quarter of 2004, our revenue increased 148.8% to $51.6 million, compared to $20.7 million in the second quarter of 2003, as a result of strong revenue from our PC card, OEM and mobile products, including products formerly sold by AirPrime.  Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 94%, 3% and 3%, respectively, of our total revenue in the second quarter of 2004 and 50%, 24% and 26%, respectively, in the same period of 2003.  Our North American business has increased significantly compared to the prior year as a result of strong sales of our PC card, OEM and mobile products to North American customers.  Our North American business continues to be dominated by customer demand on channels rather than on long-term, large volume commitments. In Europe, sales of UMTS products have been gaining momentum and have negatively affected our GSM/GPRS sales in that region because we do not have a UMTS product yet.

Operating expenses were $13.5 million in the second quarter of 2004 and increased from $7.5 million in the prior year due to increased revenue, the acquisition of AirPrime, Inc. in August 2003, and costs related to the development of new products, including EDGE and the Voq professional phone.

Net earnings were $6.0 million, or diluted earnings per share of $0.23, in the second quarter of 2004, compared to $0.9 million, or diluted earnings per share of $0.05, in the same period of 2003.  Our improvement in net earnings was attributable to the increase in revenue, strong margins and operating cost control.

Our balance sheet remains strong, with $121.8 million of cash and short and long-term investments, compared to $109.7 million at December 31, 2003.  During the second quarter of 2004, we generated $8.2 million in cash from operations, compared to $2.9 million in the same period of 2003.

Results of Operations

The following table sets forth our operating results for the three and six months ended June 30, 2004, expressed as a percentage of revenue:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	59.5	59.8	59.5	60.2
Gross margin	40.5	40.2	40.5	39.8
Expenses
Sales and marketing	8.5	12.5	9.2	13.0
Research and development, net	11.6	14.2	11.5	13.9
Administration	4.9	7.0	4.9	7.5
Amortization	1.1	2.6	1.3	2.7
	26.1	36.3	26.9	37.1
Earnings from operations	14.4	3.9	13.6	2.7

Other income	—	0.8	—	0.6
Net income before income taxes	14.4	4.7	13.6	3.3

Income tax expense	2.7	0.3	2.2	0.2
Net income	11.7%	4.4%	11.4%	3.1%

Our revenue by product, by distribution channel and by geographical region is as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Revenue by product
PC card	55%	82%	53%	81%
OEM	32	10	37	11
Mobile	10	4	8	5
Voq	1	—	—	—
Other	2	4	2	3
	100%	100%	100%	100%

Revenue by distribution channel
Wireless carriers	27%	47%	30%	48%
OEM	32	12	38	13
Resellers	41	40	32	38
Direct and other	—	1	—	1
	100%	100%	100%	100%

Revenue by geographical region
Americas	94%	50%	93%	55%
Europe	3	24	4	20
Asia-Pacific	3	26	3	25
	100%	100%	100%	100%

Results of Operations – Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

Revenue

Revenue amounted to $51.6 million for the three months ended June 30, 2004, compared to $20.7 million in the same period of 2003, an increase of 148.8%. Included in our revenue was research and development funding of $0.7 million, compared to nil in 2003. The increase in revenue was due primarily to an increase in sales of our PC card, OEM and mobile products, including sales of products formerly sold by AirPrime.  At the end of the second quarter of 2004, we also commenced commercial shipment of the Voq professional phone through our European distribution channel. As a percentage of revenue, we expect that PC card and Voq product revenue will increase and that OEM product revenue will decrease.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 94%, 3% and 3%, respectively, of our total revenue in the second quarter of 2004 and 50%, 24% and 26%, respectively, in the same period of 2003.  Our North American business has increased significantly compared to the prior year as a result of strong sales of our PC card, OEM and mobile products to North American customers.  In Europe, sales of UMTS products have been gaining momentum and have negatively affected our GSM/GPRS sales in that region because we do not have a UMTS product yet.  We expect that North American sales will continue to be strong due to PC card and OEM sales and the addition of new products, such as the Voq professional phone and EDGE products.  For similar reasons, we expect European revenue to increase as well.  In the second quarter of 2004, three customers individually accounted for more than 10% of our revenue and in aggregate these three customers represented 64% of our revenue.

Gross margin

Gross margin amounted to $20.9 million in the second quarter of 2004, compared to $8.3 million in the second quarter of 2003. Included in our gross margin was research and development funding of $0.7 million in 2004, compared to nil in 2003.  Our gross margin percentage was 40.5% of revenue for the three months ended June 30, 2004, compared to 40.2% of revenue for the three months ended June 30, 2003.  Strong PC card and mobile product margins offset the impact of OEM products that yield lower margins, resulting in a relatively consistent margin for the quarter.  During the second quarter of 2004, we sold $0.1 million of products that had a net book value after writedowns of nil.

We expect our gross margin to continue to fluctuate moderately from quarter to quarter as a result of changes in product mix, changes in geographical mix and changes in product cost due to new product introductions.

Sales and marketing

Sales and marketing expenses were $4.4 million in the second quarter of 2004, compared to $2.6 million in the same period of 2003, an increase of 69.3%.  The increase is due primarily to the addition of staff from the AirPrime acquisition and marketing costs related to the Voq professional phone.  Sales and marketing expenses as a percentage of revenue decreased to 8.5% in 2004, compared to 12.5% in 2003.  This decrease was due primarily to an increase in revenue.  We expect to continue to make significant and increased investments in sales and marketing as we introduce new products, such as the Voq professional phone and products for EDGE networks, and continue to expand our distribution channels in Europe and the Asia-Pacific region.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $6.0 million in the second quarter of 2004, compared to $2.9 million in the second quarter of 2003, an increase of 103.3%.

Gross research and development expenses, before government research and development funding, were $6.3 million or 12.3% of revenue in the second quarter of 2004, compared to $3.1 million, or 15.0% of revenue, in 2003.  Repayment of TPC funding of $0.5 million was included in our gross research and development funding in the second quarter of 2004, compared to nil in the same period of 2003.  Gross research and development expenses increased due to the addition of staff and projects from the AirPrime acquisition and the development of new products, including EDGE products and the Voq professional phone.  We expect our gross research and development expenses to continue to increase as we invest in next generation technology and develop new products.

Administration

Administration expenses amounted to $2.5 million, or 4.9% of revenue, in the second quarter of 2004, compared to $1.5 million, or 7.0% of revenue, in the same period of 2003.  The increase is due primarily to an increase in insurance costs and the addition of staff from the AirPrime acquisition, partially offset by an additional recovery from Metricom of $0.2 million.  We expect administration expenses to decrease as a percentage of revenue as revenue continues to increase.

Income tax expense

Income tax expense amounted to $1.4 million for the three months ended June 30, 2004, compared to $0.1 million for the three months ended June 30, 2003.  Income tax expense has increased primarily due to our increase in net earnings before tax.

Net earnings

Our net earnings amounted to $6.0 million, or diluted earnings per share of $0.23, in the second quarter of 2004, compared to net earnings of $0.9 million, or diluted earnings per share of $0.05, in the same period of 2003.  Excluding the Metricom recovery of $0.2 million, our net earnings for the second quarter of 2004 were $5.9 million, or diluted earnings per share of $0.22.

The weighted average diluted number of shares outstanding increased to 26.2 million in 2004 due to the issuance of shares in August 2003 related to the AirPrime acquisition and to our secondary public offering in November 2003, as compared to 16.8 million in 2003.

Results of Operations – Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Revenue

Revenue amounted to $93.2 million for the six months ended June 30, 2004, compared to $40.9 million in the same period of 2003, an increase of 128.0%. Included in our revenue was research and development funding of $0.9 million, compared to nil in 2003. The increase in revenue was due primarily to an increase in sales of our PC card, OEM and mobile products, including sales of products formerly sold by AirPrime.  During the first half of 2004, we also commenced commercial shipment of the AirCard 580 for CDMA 1xEV-DO networks, the AirCard 555R for CDMA networks in Asia, the MP555 for CDMA 1X and the Voq Professional Phone. As a percentage of revenue, we expect that PC card and Voq product revenue will increase and that OEM product revenue will decrease.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 93%, 4% and 3%, respectively, of our total revenue in the second quarter of 2004 and 55%, 20% and 25%, respectively, in the same period of 2003.  Our North American business has increased significantly compared to the prior year as a result of strong sales of our PC card, OEM and mobile products to North American customers.  In Europe, sales of UMTS products have been gaining momentum and have negatively affected our GSM/GPRS sales in that region because we do not have a UMTS product yet.  We expect that North American sales will continue to be strong due to PC card and OEM sales and the addition of new products, such as the Voq professional phone and EDGE products.  For similar reasons, we expect European revenue to increase as well.  In the first half of 2004, three customers individually accounted for more than 10% of our revenue and in aggregate these three customers represented 58% of our revenue.

Gross margin

Gross margin amounted to $37.7 million in the first half of 2004, compared to $16.3 million in the same period of 2003. Included in our gross margin was research and development funding of $0.9 million in 2004, compared to nil in 2003.  Our gross margin percentage was 40.5% of revenue for the six months ended June 30, 2004, compared to 39.8% of revenue for the six months ended June 30, 2003.  Strong PC card and mobile product margins offset the impact of OEM products that yield lower margins, resulting in a relatively stable margin for the six month period.  During the first half of 2004, we sold $0.2 million of products that had a net book value after writedowns of nil.

We expect our gross margin to fluctuate moderately from quarter to quarter as a result of changes in product mix,

changes in geographical mix and changes in product cost due to new product introductions.

Sales and marketing

Sales and marketing expenses were $8.6 million for the six months ended June 30, 2004, compared to $5.3 million in the same period of 2003, an increase of 60.9%.  The increase is due primarily to the addition of staff from the AirPrime acquisition and marketing costs related to the Voq professional phone.  Sales and marketing expenses as a percentage of revenue decreased to 9.2% in 2004, compared to 13.0% in 2003.  This decrease was due primarily to an increase in revenue.  We expect to continue to make significant and increased investments in sales and marketing as we introduce new products, such as the Voq professional phone and products for EDGE networks, and continue to expand our distribution channels in Europe and the Asia-Pacific region.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $10.7 million for the six months ended June 30, 2004, compared to $5.7 million in the same period of 2003, an increase of 88.4%.

Gross research and development expenses, before government research and development funding, were $12.5 million or 13.4% of revenue in the first half of 2004, compared to $6.2 million or 15.1% of revenue in 2003.  Repayment of TPC funding of $0.8 million was included in our gross research and development funding in the first half of 2004, compared to nil in the same period of 2003.  Gross research and development expenses increased due to the addition of staff and projects from the AirPrime acquisition and the development of new products, including EDGE products and the Voq professional phone.  We expect our gross research and development expenses to continue to increase as we invest in next generation technology and develop new products.

During the first half of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.  The agreement is effective for development work commencing April 2003.  Funding of $1.8 million was recognized during the six months ended June 30, 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.  We expect that our TPC funding will be based on research and development work completed in each quarter.

Administration

Administration expenses amounted to $4.6 million, or 4.9% of revenue, for the six months ended June 30, 2004, compared to $3.1 million, or 7.5% of revenue, in the same period of 2003.  The increase is due primarily to an increase in insurance costs and the addition of staff from the AirPrime acquisition, partially offset by additional recoveries from Metricom of $0.4 million. We expect administration expenses to decrease as a percentage of revenue as revenue continues to increase.

Income tax expense

Income tax expense amounted to $2.1 million for the six months ended June 30, 2004, compared to $0.1 million for the six months ended June 30, 2003.  Income tax expense has increased primarily due to our increase in net earnings before tax.

Net earnings

Our net earnings amounted to $10.6 million, or diluted earnings per share of $0.41, for the six months ended June 30, 2004, compared to net earnings of $1.3 million, or diluted earnings per share of $0.08, for the same period of 2003.  Excluding the TPC funding of $1.1 million related to the 2003 period and the Metricom recoveries of $0.4 million, our net earnings for the first half of 2004 were $9.1 million, or diluted earnings per share of $0.35, compared to net earnings of $1.0 million, or diluted earnings per share of $0.06 for the first half of 2003.

The weighted average diluted number of shares outstanding increased to 26.1 million in 2004 due to the issuance of shares in August 2003 related to the AirPrime acquisition and to our secondary public offering in November 2003, as compared to 16.7 million in 2003.

Contingent Liabilities

During 2002, we executed a settlement agreement with Metricom, one of our U.S. customers, in a Chapter 11 reorganization under U.S. bankruptcy laws, under which all claims and counterclaims were settled.  We received the amount of $1.8 million that has been included in our net loss for 2002.  We also received additional recoveries of $0.3 million and $0.2 million that have been included in our second and third quarter net earnings for 2003, respectively, and $0.2 million and $0.2 million that have been included in our first and second quarter net earnings for 2004, respectively.

Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve.  We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the quarter ended June 30, 2004, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•      We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

•              We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.   We consider the following factors when determining if collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•      We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory.

•      We currently have intangible assets of $14.9 million and goodwill of $20.1 million generated from our acquisition of AirPrime in August 2003.  Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss.  We assessed the realizability of goodwill related to our reporting unit during the fourth quarter and determined that its fair value did not have to be re-computed because the components of the reporting unit had not changed since the fair value computation completed at August 12, 2003, the date of acquisition, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin, and no evidence exists to indicate that the current fair value of the reporting unit would be less than its current carrying amount.

•      We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, we may make an adjustment to our deferred tax assets that would be charged to income.

•      We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If we suffer a decrease in the quality of our products, we may increase our accrual.

•      Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•      We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant.  These assumptions are influenced by market conditions and the availability of similar space nearby.  If market conditions change, we will adjust our provision.

•      We are engaged in certain legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.  We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities amounted to $13.5 million for the first six months of 2004, compared to cash provided by operating activities of $6.8 million in the same period of 2003, an improvement of $6.7 million.  The source of cash in 2004 primarily resulted from earnings from operations of $10.6 million adjusted for non-cash items, inventory levels and changes in other operating assets and liabilities of $2.9 million.  Our working capital has increased significantly from December 31, 2003 as a result of strong revenue and operating expense control.  Generally, our working capital requirements will increase or decrease with quarterly revenue levels.

Investing Activities

Cash provided by investing activities was $18.9 million for the six months ended June 30, 2004, compared to cash used by investing activities of $12.7 million during the same period in 2003.  The source of cash during the first half of 2004 was due primarily to the disposal of long-term investments that were re-invested in investments with maturities less than 90 days.  Expenditures on intangible assets were $1.6 million in 2004, compared to $1.3 million in 2003, and were primarily for license fees and patents.  Capital expenditures were $3.5 million in 2004, compared to $0.4 million in 2003, and were primarily for tooling, research and development equipment and software.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash provided by financing activities was $3.4 million in the first six months of 2004, compared to a use of cash of $1.1 million during the same period in 2003, an increase of $4.5 million.  The source of cash in 2004 was primarily from the issuance of common shares upon the exercise of stock options, offset slightly by repayments of our long-term obligations.

As of June 30, 2004, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

We expect our operations will generate positive net cash during fiscal 2004.

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below.  We believe our cash and cash equivalents of $106.1 million, short-term investments of $15.7 million as of June 30, 2004 and cash generated from operations will be sufficient to fund our expected working and other capital requirements for the next twelve months based on current business plans.  Our capital expenditures during 2004 are expected to be primarily for research and development equipment, tooling, licenses and patents.  However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of June 30, 2004:

Payments due in fiscal	Operating Leases	Obligations under Capital Leases	Total

2004	$1,384	$237	$1,621
2005	2,522	363	2,885
2006	2,516	50	2,566
2007	2,585	—	2,585
2008	2,599	—	2,599
Thereafter	5,029	—	5,029
Total	$16,635	$650	$17,285

We have entered into purchase commitments totaling $29.2 million with certain contract manufacturers under which we commit to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment require us to purchase $29.2 million of product from certain contract manufacturers between July 2004 and September 2004.

Sources and Uses of Cash

In November 2003, we completed a new issue and secondary public offering in the United States and Canada.  Our net proceeds after selling commissions and expenses of the offering amounted to approximately $67.4 million.  The net proceeds from the offering are to be used for product development, working capital and general corporate purposes, including acquisitions.

One of our significant sources of funds is expected to be our future operating cash flow. In the past, our revenue was dependent on us fulfilling our commitments in accordance with agreements with major customers. We have completed volume shipments on those contracts.  We are now relying on purchase orders with these customers and these customers, like our other customers, will be under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

•      Net cash and short-term investments amounted to $121.8 million at June 30, 2004, compared to $85.1 million at December 31, 2003.

•      Long-term investments amounted to nil at June 30, 2004, compared to $24.6 million at December 31, 2003.

•      Accounts receivable amounted to $28.6 million at June 30, 2004, compared to $21.6 million at December 31, 2003.

•      We have a $10.0 million operating line of credit with a Canadian chartered bank. The credit facility bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets.  At June 30, 2004, there were no borrowings under this line of credit.

Market Risk Disclosure

During the second quarter ended June 30, 2004, 90% of our revenue was earned from United States-based customers compared to 45.8% in the second quarter ended June 30, 2003. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the three and six months ended June 30, 2004, we have recorded a foreign exchange loss of approximately $0.3 million and $0.6 million, respectively.  As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing.  The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date.  We expect that, as our business expands in Europe, we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, therefore the impact of FAS No. 133 is not material to our financial results.

Related Party Transactions

During the three and six months ended June 30, 2004, there were no material related party transactions.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the ten most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2003 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Three months ended	March 31 2004	June 30 2004

Revenue	$41,641	$51,595
Cost of goods sold	24,839	30,680
Gross margin	16,802	20,915

Expenses:
Sales and marketing	4,173	4,386
Research and development, net	4,739	5,991
Administration	2,064	2,534
Amortization	636	563
	11,612	13,474
Earnings from operations	5,190	7,441
Other income (expense)	84	(40)
Earnings before income taxes	5,274	7,401
Income tax expense	704	1,384
Net earnings	$4,570	$6,017

Earnings per share:
Basic	$0.18	$0.24
Diluted	$0.18	$0.23

Weighted average number of shares (in thousands):
Basic	24,986	25,221
Diluted	26,027	26,248

	Quarter Ended				Year 2003
2003	March 31	June 30	Sept. 30	Dec. 31

Revenue	$20,150	$20,736	$26,250	$34,573	$101,709
Cost of goods sold	12,210	12,405	15,566	20,370	60,551
Gross margin	7,940	8,331	10,684	14,203	41,158

Expenses:
Sales and marketing	2,729	2,590	2,653	3,613	11,585
Research and development, net	2,749	2,947	4,677	5,621	15,994
Administration	1,617	1,451	1,331	2,198	6,597
Restructuring and other charges	—	—	1,220	—	1,220
Integration costs	—	—	1,026	921	1,947
Amortization	553	546	590	638	2,327
	7,648	7,534	11,497	12,991	39,670
Earnings (loss) from operations	292	797	(813)	1,212	1,488
Other income (expense)	104	167	(74)	768	965
Earnings (loss) before income taxes	396	964	(887)	1,980	2,453
Income tax expense	35	54	54	55	198
Net earnings (loss)	$361	$910	$(941)	$1,925	$2,255

Earnings (loss) per share:
Basic	$0.02	$0.06	$(0.05)	$0.09	$0.12
Diluted	$0.02	$0.05	$(0.05)	$0.08	$0.12

Weighted average number of shares (in thousands):
Basic	16,355	16,375	18,409	22,563	18,442
Diluted	16,718	16,754	18,409	23,383	18,989

	Quarter Ended				Year 2002
2002	March 31	June 30	Sept. 30	Dec. 31

Revenue	$16,700	$16,929	$21,083	$22,547	$77,259
Cost of goods sold	10,780	29,677	12,817	15,987	69,261
Gross margin	5,920	(12,748)	8,266	6,560	7,998

Expenses:
Sales and marketing	2,710	2,920	2,801	3,133	11,564
Research and development, net	4,801	4,615	3,217	2,263	14,896
Administration	1,973	1,837	1,331	(356)	4,785
Restructuring and other charges	—	13,093	—	(224)	12,869
Amortization	653	594	529	555	2,331
	10,137	23,059	7,878	5,371	46,445
Earnings (loss) from operations	(4,217)	(35,807)	388	1,189	(38,447)
Other income (expense)	(122)	96	124	149	247
Earnings (loss) before income taxes	(4,339)	(35,711)	512	1,338	(38,200)
Income tax expense	—	3,424	9	30	3,463
Net earnings (loss)	$(4,339)	$(39,135)	$503	$1,308	$(41,663)

Earnings (loss) per share:
Basic	$(0.27)	$(2.40)	$0.03	$0.08	$(2.56)
Diluted	$(0.27)	$(2.40)	$0.03	$0.08	$(2.56)

Weighted average number of shares (in thousands):
Basic	16,263	16,305	16,314	16,334	16,304
Diluted	16,263	16,305	16,539	16,733	16,304

Selected Annual Information

Years ended December 31,	2001	2002	2003

Revenue	$62,348	$77,259	$101,709
Net earnings (loss)	(24,269)	(41,663)	2,255
Diluted earnings (loss) per share	(1.50)	(2.56)	0.12
Total assets	110,724	71,089	175,868
Total long-term liabilities	2,720	6,590	3,735

Differences Between United States and Canadian GAAP

The MD&A has been prepared in accordance with U.S. GAAP.  Differences between our consolidated financial statements under U.S. GAAP and our consolidated financial statements under Canadian GAAP reflect differences in accounting for employee stock compensation and exchange rates used to translate prior years’ assets, liabilities, revenue, and expenses on adopting the U.S. dollar as our primary currency for measurement and display during the year ended December 31, 1999.

Cost of goods sold, sales and marketing expense, research and development expense, administration expense, deficit, contributed surplus and share capital for the three and six months ended June 30, 2004 were different under Canadian GAAP due to the retroactive adoption on January 1, 2004 of the new recommendations of the Canadian Institute of Chartered Accountants related to stock-based compensation.  The amended standard requires recognition of an estimate of the fair value of employee stock-based awards in earnings.  Under the amended standard, compensation expense is recorded and contributed surplus and share capital are increased to reflect the fair values of the unexercised and exercised stock options, respectively.  Under U.S. GAAP, only note disclosure is required for the pro forma net income using a fair value based method for employee stock-based awards.  The impact of the retroactive application of the recommendations on our net earnings under Canadian GAAP for the three and six months ended June 30, 2004 was a reduction of $1,409 (2003 - $9,528) and $2,896 (2003 - $12,105), respectively, and a reduction of our diluted earnings per share of $0.05 (2003 - $0.58) and $0.11 (2003 - $0.74), respectively.  At December 31, 2003, the restatement resulted in an increase in our deficit of $39,004 (2002 - $24,229).

Forward-looking Statements

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture, supply and market products that we do not produce today and that meet defined specifications.   When used in this report, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance.  Some of the risks we face are:

We have incurred net losses in the past and may not sustain profitability.

While we had earnings from operations for the year ended December 31, 2003, we have incurred a loss from operations in each of the previous three fiscal years.  As of June 30, 2004 our accumulated deficit was approximately $60.7 million. While we had net earnings of $10.6 million for the six months ended June 30, 2004, our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our products and the successful development and commercialization of new products.   We cannot predict if the current profitability will be sustainable on a quarterly or an annual basis.  As a result, our share price may decline.

If the current profitability does not continue, we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital though an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.  In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as the Voq professional phone, to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenue and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues.  In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues.  If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins.  If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a few third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier.  We currently rely on three manufacturers, any of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•    The absence of guaranteed manufacturing capacity;

•    Reduced control over delivery schedules, production yields and costs; and

•    Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our officers or other key employees has entered into a fixed-term employment agreement.  Our success depends in large part on the abilities and experience of our executive officers and other key employees.  Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry.  We may not be able to retain our current key employees or attract and retain additional key employees as needed.  The loss of key employees could disrupt our operations and impair our ability to compete effectively.

We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

The wireless industry is characterized by rapid technological change.  Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Competition from new or established wireless data communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours.  We also may introduce new products that will put us in direct competition with major new competitors.  Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

We depend on third parties to offer wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties.  In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products.  If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.  These risks include, among other things:

•    Exposure to unknown liabilities of acquired companies;

•    Higher than anticipated acquisition costs and expenses;

•    Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•    The difficulty and expense of integrating the operations and personnel of the companies;

•    Disruption of our ongoing business;

•    Diversion of management’s time and attention away from our remaining business during the integration process;

•    Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•    The inability to implement uniform standards, controls, procedures and policies;

•    The loss of key employees and customers as a result of changes in management;

•    The incurrence of amortization expenses; and

•    Possible dilution to our shareholders.

In addition, geographic distances may make integration of businesses more difficult.  We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.  If realized, these risks could reduce shareholder value.

Others could claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.

It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

•    We may be liable for damages and litigation costs, including attorneys’ fees;

•    We may be prohibited from further use of the intellectual property;

•    We may have to license the intellectual property, incurring licensing fees; and

•    We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

If we are successful in the design and development of our new products, and there is commercial acceptance of our products, such as the Voq Smartphone, others may claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm our reputation.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•    Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•    Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy, but we have purchased Canadian currency to cover our Canadian currency requirements for the next several fiscal quarters.  We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars.  We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.  To date, we have not entered into any futures contracts.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with Canadian generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(Restated – Note 2)		(Restated – Note 2)

Revenue	$51,595	$20,736	$93,236	$40,886
Cost of goods sold	30,763	12,821	55,681	25,148
Gross margin	20,832	7,915	37,555	15,738

Expenses
Sales and marketing	4,805	6,039	9,376	9,491
Research and development, net	6,435	6,570	11,716	10,279
Administration	2,997	3,491	5,529	5,885
Amortization	563	546	1,199	1,099
	14,800	16,646	27,820	26,754
Earnings (loss) from operations	6,032	(8,731)	9,735	(11,016)

Other income (expense)	(40)	167	44	271
Earnings (loss) before income taxes	5,992	(8,564)	9,779	(10,745)
Income tax expense	1,384	54	2,088	89
Net earnings (loss)	$4,608	$(8,618)	$7,691	$(10,834)

Earnings (loss) per share for the period:
Basic	$0.18	$(0.53)	$0.31	$(0.66)
Diluted	$0.18	$(0.53)	$0.30	$(0.66)

Weighted average number of shares (in thousands)
Basic	25,221	16,375	25,103	16,365
Diluted	26,011	16,375	25,903	16,365

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Deficit

(Expressed in thousands of United States dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(Restated – Note 2)		(Restated – Note 2)

Deficit, beginning of period as previously reported	$(106,252)	$(72,225)	$(70,331)	$(72,586)
Adjustment to reflect change in accounting for employee stock options (note 2)	—	(26,806)	(39,004)	(24,229)
Deficit, beginning of period as restated	(106,252)	(99,031)	(109,335)	(96,815)
Net earnings (loss)	4,608	(8,618)	7,691	(10,834)
Deficit, end of period	$(101,644)	$(107,649)	$(101,644)	$(107,649)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with Canadian GAAP)

	June 30, 2004	December 31, 2003
	(Unaudited)	(Restated – Note 2)

Assets
Current assets:
Cash and cash equivalents	$106,132	$70,358
Short-term investments	15,657	14,760
Accounts receivable	28,638	21,566
Inventories	2,935	1,511
Prepaid expenses	3,226	2,223
	156,588	110,418

Long-term investments	—	24,639
Capital assets	8,217	5,985
Intangible assets	14,903	14,620
Goodwill	20,067	19,706
Future income taxes	500	500
Other assets	2,510	—
	$202,785	$175,868

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,837	$5,966
Accrued liabilities	34,909	22,221
Deferred revenue and credits	172	399
Current portion of long-term liabilities	984	1,328
Current portion of obligations under capital lease	430	141
	42,332	30,055

Long-term liabilities	1,862	2,266
Obligations under capital lease	242	—

Shareholders’ equity:
Share capital (notes 2 and 3)	220,468	213,964
Warrants	1,538	1,538
Contributed surplus (note 2)	38,471	37,864
Deficit (note 2)	(101,644)	(109,335)
Cumulative translation adjustments	(484)	(484)
	158,349	143,547
	$202,785	$175,868

Contingencies (note 4)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(Restated – Note 2)		(Restated – Note 2)

Cash flows from operating activities:
Net earnings (loss) for the period	$4,608	$(8,618)	$7,691	$(10,834)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	1,538	1,383	3,168	2,721
Stock-based employee compensation (note 2)	1,409	9,528	2,896	12,105
Loss on disposal	9	2	(5)	2
Accrued warrants	—	161	—	329
Changes in operating assets and liabilities
Accounts receivable	(6,438)	(5,809)	(7,436)	(2,084)
Inventories	(839)	3,129	(1,424)	2,314
Prepaid expenses	(3,780)	115	(3,513)	121
Accounts payable	3,203	1,817	(129)	2,381
Accrued liabilities	8,550	1,407	12,472	(182)
Deferred revenue and credits	(78)	(173)	(227)	(69)
Net cash provided by operating activities	8,182	2,942	13,493	6,804

Cash flows from investing activities:
Business acquisitions	—	(792)	—	(792)
Proceeds on disposal	5	4	5	4
Purchase of capital assets	(2,031)	(214)	(3,534)	(357)
Increase in intangible assets	(351)	(712)	(1,597)	(1,314)
Purchase of long-term investments	(4,358)	—	(21,369)	—
Proceeds on disposal of long-term investments	42,969	—	46,186	—
Purchase of short-term investments	(13,933)	(10,222)	(21,159)	(10,222)
Proceeds on maturity of short-term investments	12,472	—	20,364	—
Net cash provided by (used in) investing activities	34,773	(11,936)	18,896	(12,681)

Cash flows from financing activities:
Issue of common shares	1,021	—	4,215	41
Repayment of long-term liabilities	(445)	(702)	(830)	(1,158)
Net cash provided by (used in) financing activities	576	(702)	3,385	(1,117)

Net increase (decrease) in cash and cash equivalents	43,531	(9,696)	35,774	(6,994)
Cash and cash equivalents, beginning of period	62,601	37,543	70,358	34,841
Cash and cash equivalents, end of period	$106,132	$27,847	$106,132	$27,847

See supplementary cash flow information (note 5).

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

1.     Basis of presentation

The accompanying financial information does not include all disclosures required under Canadian generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2003 Annual Report.

2.     Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for 2(b).

(a)  Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless Data, Inc., Sierra Wireless America, Inc. (formerly AirPrime, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

(b)  Stock-based compensation

Prior to January 1, 2004, we accounted for employee stock options using the intrinsic value method.  Accordingly, no stock-based compensation cost was recognized as all options were granted with an exercise price equal to the market value of the underlying common shares on the date of grant.  Previously, we provided note disclosure of pro forma net earnings (loss) as if the fair value based method had been used.

Effective January 1, 2004, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards in earnings.  We have retroactively applied HB 3870, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees since the inception of the stock option plan in 1997.

We have accounted for employee stock-based compensation using the fair value recognition provisions of HB 3870 and the Black-Scholes option-pricing model.  The restatement at December 31, 2003 resulted in an increase in the deficit of $39,004 (December 31, 2002 - $24,229), an increase in contributed surplus of $37,864 and an increase in share capital of $1,140.   The change in accounting policy results in compensation expense related to employee stock options of $1,409 and $2,896 for the three and six months ended June 30, 2004, respectively, and $9,528 and $12,105 for the three and six months ended June 30, 2003, respectively.

3.     Share capital

Changes in the issued and outstanding common shares are as follows:

	Number of Shares	Amount

Balance at December 31, 2003	24,822,071	$213,964
Stock option exercises	335,835	4,857
Balance at March 31, 2004	25,157,906	218,821
Stock option exercises	123,839	1,647
Balance at June 30, 2004	25,281,745	$220,468

The fair value of stock options exercised increased share capital by $626 and $2,289 for the three and six months ended June 30, 2004, respectively.

Stock option plan

In accordance with HB 3870, we record compensation expense in the statements of operations by recognizing the calculated benefit at the date of granting the stock options on a straight-line basis over the vesting period.  We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Expected dividend yield	—	—	—	—
Expected stock price volatility	99%	102%	99%	103%
Risk-free interest rate	3.76%	3.59%	3.54%	3.84%
Expected life of options	4 years	4 years	4 years	4 years
Weighted average fair value of options granted	$17.51	$2.89	$17.95	$2.69

As a result of our 2003 voluntary option surrender initiative, the unrecognized stock compensation cost of $7,301 related to the surrendered options was expensed in the second quarter of 2003.

Stock option activity since December 31, 2002 is presented below:

Number of Stock Options

Outstanding, December 31, 2002	2,550,564
Granted	609,300
Exercised	(325,932)
Forfeited	(1,107,572)
Outstanding, December 31, 2003	1,726,360
Granted	425,313
Exercised	(459,674)
Forfeited	(29,178)
Outstanding, June 30, 2004	1,662,821

4.     Contingencies

(a)   Contingent liability on sale of products

(i)      Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)     Under certain research and development funding agreements, we are contingently liable to repay up to $3,267.  Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

(iii)    Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies.  Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004.  During the six months ended June 30, 2004, we claimed nil (2003 — $482) that has been recorded as a reduction of research and development expense.  During the three and six months ended June 30, 2004, we have recorded, in research and development expense, the repayment of $462 and $827, respectively.  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model.  The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.  As of June 30, 2004 no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.   The agreement is effective April 2003.  During the three and six months ended June 30, 2004, we have claimed $352 and $1,790, respectively, which has been recorded as a reduction of research and development expense.  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.

(iv)    We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2002	$1,163
Provisions	1,939
Increase due to acquisition	418
Expenditures	(1,179)
Balance, December 31, 2003	2,341
Provisions	380
Expenditures	(267)
Balance, March 31, 2004	2,454
Provisions	631
Expenditures	(220)
Balance, June 30, 2004	$2,865

(b)   Other commitments

We have entered into purchase commitments totaling $29,172 with certain contract manufacturers under which we commit to buy a minimum amount of designated products between July 2004 and September 2004.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)   Legal proceedings

We are engaged in certain legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

5.     Supplementary information

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Cash received for
Interest	$544	$88	$763	$164
Income taxes	4	4	4	4
Cash paid for
Interest	2	19	5	44
Income taxes	192	48	248	62
Non-cash financing activities
Purchase of capital assets funded by obligations under capital lease	613	—	613	113

6.     Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.